

July 12, 2022

Mark McKechnie
Chief Financial Officer, Executive Vice President and Treasurer
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont , California 94539

> **Re: ACM Research, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2022**
> **File No. 001-38273**

Dear Mr. McKechnie:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors, page 19

1. Revise your risk factors to acknowledge that if the PRC government determines that your structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

2. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-

based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

4.   We note that one or more of your officers or directors are located in China. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Sales and Marketing, page 60

5.   Please clarify why travel and entertainment expenses associated with the installation of tools is included in sales and marketing expenses.

Research and Development, page 60

6.   Please clarify why travel expenses associated with customer support are included in research and development expense.

How We Evaluate Our Operations, page 63

7.   Disclose why you believe "shipments" is a useful measure for investors given that it includes items for which you may not receive revenue. Disclose what portion of shipments were not accepted and revenue was not recognized. Disclose what portion relates to (a) a "repeat" delivery to a customer of a type of tool that the customer has previously accepted, for which you recognize revenue upon delivery, and what portion relates to (b) a "first-time" delivery of a "first tool" to a customer on an approval basis, for which you may recognize revenue in the future if contractual conditions are met, or if a purchase order is received.

8.   You discuss and analyze the fluctuation in Adjusted EBITDA, Free Cash Flow, and Adjusted Operating Income before discussing the fluctuation of Net Income, Cash Flow from Operations, and Income from Operations, the most directly comparable GAAP measures. Please revise to give greater or equal prominence to the GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance C&DIs on Non-GAAP Financial Measures. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

9.   Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

Critical Accounting Policies and Estimates
Revenue Recognition , page 67

10.   You state, "All of our products were sold in stand-alone arrangements, we do not have observable SSPs for most performance obligations as they are not regularly sold on a standalone basis. Production, delivery and installation of a product, together with provision of a warranty, are a single unit of accounting." Aspects of your disclosure appear contradictory, please clarify. Disclose each specific performance obligation and how transaction price was determined.

Results of Operations, page 71

11.   Please expand your results of operations discussion and analysis to describe the underlying reasons for material changes in quantitative and qualitative terms. For example, you disclose the increase and decrease in revenue for product types, but do not discuss the underlying reasons for the change. This disclosure should be expanded for each line item that materially changed from period-to-period. We refer to guidance in Item 303 of Regulation S-K. As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

Liquidity and Capital Resources, page 76

12.   Please clarify this statement, "We do not expect that our anticipated cash needs for the next twelve months will require our receipt of any PRC government subsidies." Specifically, disclose the relationship between you, your subsidiaries, and the PRC government. Disclose how it is decided if you or your subsidiaries should receive PRC government subsidies.

13.   Expand your liquidity discussion to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the long-term (*i.e.,* beyond the next 12 months). We refer to guidance in Item 303(b)(1) of Regulation S-K.

14. With regard to the Shengwei's Grant Contract for State-owned Construction Land Use Right in Shanghai City of the "Grant Agreement," disclose if the milestones noted on page 76 have been achieved and whether penalties were charged. In addition:
    • disclose if you were in compliance with the Grant Agreement covenants;
    • disclose potential liquidating damages associated with breaking the covenants; and
    • if true, disclose the specific covenants broken and the liquidating damages paid or payable.
    As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

15. Please expand your liquidity discussion to explain and analyze material changes from period-to-period in one or more line items. The analysis should describe the underlying reasons for these material changes in quantitative and qualitative terms. We refer to guidance in Item 303 of Regulation S-K. As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 91

16. Disclose the jurisdiction that holds your cash and cash equivalents and address the following.
    • To what extent financial institutions in those jurisdictions insure your cash and cash equivalents.
    • Disclose any restrictions associated with the transfer of cash outside its current jurisdiction.
    • How cash is transferred through your organization.
    • Intentions to distribute earnings or settle amounts owed to the parent holding company located in the United States.
    • State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors, and quantify the amounts where applicable.
    Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

Accounts Receivable , page 92

17. We note your accounts receivable balance increased from $54.4 million to $105.6 million from December 31, 2020 to December 31, 2021 and further increased to $106.4 million at March 31, 2022, while your allowance for doubtful accounts remained at zero. Please disclose how you determined an allowance for doubtful accounts was not necessary for the periods presented, including significant assumptions and factors considered. Provide us with your detailed analysis. Apply this comment accordingly to your Form 10-Q for the fiscal quarter ended March 31, 2022.

<u>Property, Plant and Equipment, Net, page 92</u>

18.   We note your statement that, "ACM's subsidiaries follow regulations for depreciation of fixed assets implemented under the PRC's Enterprise Income Tax Law, which state that the minimum useful lives used for calculating depreciation for fixed assets are as follows." Please clarify for us how the useful lives of your assets are determined and why you believe it is appropriate to follow PRC's Enterprise Income Tax Law. Refer to your basis in accounting literature.

<u>Intangible Assets, Net, page 93</u>

19.   Regarding the amortization of intangible assets you state, "If the contract does not specify a beneficial period, then the intangible asset is amortized over a term not exceeding the valid period specified by local law. If neither the contract nor local law specifies a beneficial period, then the intangible asset is amortized over a period of up to 10 years." Please clarify this statement and tell why you believe this policy is in accordance US GAAP. Refer to your basis in the accounting literature.

<u>Revenue Recognition, page 94</u>

20.   Please expand your revenue recognition disclosure to include:
       • the contract asset and the contract liability balances in accordance with ASC 650-10-50-10;
       • information about your remaining performance obligations in accordance with ASC 650-10-50-13; and
       • information regarding your long-term contracts in accordance with Rule 5-02(3) and 5-02(6) of Regulation S-X.

<u>Statutory Reserves, page 99</u>

21.   We note the disclosure here and in Note 24. Please disclose restricted paid-in capital and statutory reserves funds as separate line items in your Consolidated Balance Sheets and Consolidated Statement of Changes in Stockholders' Equity. We refer you to Rule 5-02.30(a)(2) and (3) of Regulation S-X.

<u>Recent Accounting Pronouncements Not Yet Adopted, page 102</u>

22.   You state that on "October 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842), which defers the effective date for public filers that are considered small reporting companies ("SRC") as defined by the U.S. Securities and Exchange Commission ("SEC") to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years." In this regard, please tell us why you believe Derivatives and Hedging (Topic 815) and Leases (Topic 842) is deferred for small reporting companies ("SRC"). Refer to specific guidance in ASU 2019-10.

Note 5 - Inventories, page 104

23.   We note your inventory increased from $88.6 million to $218.1 million from December 31, 2020 to December 31, 2021. It further increased to $271.5 million at March 31, 2022. We also note a decrease in revenue from March 31, 2021 to March 31, 2022. Please enhance your disclosure to explain the significant increase in the inventory balances. Your disclosure should include specific judgements and assumptions made, and factors considered in determining whether inventory is at risk of impairment. Disclose whether any portion of the inventory is at risk of impairment. Provide us with your impairment analysis. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

Note 12 - Long-Term Borrowings, page 108

24.   You disclose that you have a loan from China Merchants Banks and its purpose is for purchasing property in Lingang, Shanghai. The loan is pledged by the property of ACM Shengwei and guaranteed by ACM Shanghai. As of December 31, 2021 and March 31, 2022, the right certificate of the pledged property has not been obtained and the procedures of the formal pledge registration in the bank had not been completed. Please disclose this prominently in the the Liquidity section of your MD&A. Disclose the timing of when you believe you will be able to obtain the right certificate of the pledged property and the risks associated with not obtaining the certificate. Include a discussion regarding your inability to obtain these certificates in your Risk Factors. As applicable, please also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

Note 17 - Related Party Balances and Transactions, page 112

25.   Enhance your related party footnote to disclose all information required by ASC 850-10-50, including:
- the nature of the related party relationship(s),
- a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, and
- information deemed necessary to understand the effects of the transactions on the financial statements.

Also, state separately amounts of related party transactions on the face of the balance sheet, income statement and cash flow statement. Refer to guidance in Item 4-08(k) of Regulation S-X. As applicably, apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

Note 21 - Income Taxes, page 118

26.   Tell us why there was a significant increase in unrecognized tax benefits related to the current year. Disclose substantive information regarding the unrecognized tax position in critical accounting policies and estimates. Your disclosure should discuss specific judgments made and assumptions and factors considered.

Note 22 - Segment Information, page 120

27. Disclose entity-wide information required by ASC 280-10-50-38 to 42.

General

28. At the forefront of your filing, prominently disclose that you are not a Chinese operating company but a United States holding company with operations conducted by your subsidiaries in China and that this structure involves unique risks to investors. Explain whether this structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and its securities as a result of this structure.

29. At the forefront of your filing, prominently provide disclosure about the legal and operational risks associated with having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Provide a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act and how the related regulations will affect your company. Your disclosure should state prominently that you have been added to the list of issuers identified under the HFCAA. Disclose all the risks and consequences of being added to the list including that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted. Your other disclosure should address, but not necessarily be limited to, the risks highlighted is this disclosure.

30. At the forefront of your filing, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not

conduct operations. Disclose clearly the entity (including the domicile) in which investors hold an interest.

31.   At the forefront of your filing prominently disclose a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed between you and your subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Also, prominently disclose this information in the liquidity section of your MD&A.

32.   At the forefront of your filing, disclose clearly that the company uses a structure that involves subsidiaries based in China and what that entails, and disclose prominently a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors own their interest and the entity(ies) in which the company's operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment.

33.   At the forefront of your filings, provide a summary of risk factors regarding your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

34.   At the forefront of your filing, prominently disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities to foreign investors. State whether you or your

subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

35. Prominently disclose in your MD&A and financial statements that trading in your securities will be prohibited under the Holding Foreign Companies Accountable Act since the PCAOB determined that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Include a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act and how those rules affect your company.

Form 10-Q for Fiscal Quarter Ended March 31, 2022

Notes to Consolidated Financial Statements
Note 6 - Property Plant and Equipment, Net, page 14

36. You state that buildings and plants represents Lingang Housing transferred to ACM Shengwei in January 2022 at a value of $41,497 (RMB 263,979), including the purchase price and accumulated interest, and with estimated useful lives of 30 year. However, on page 17 you disclose that the right certificate of the pledged property has not been obtained with regards to the purchased property in Lingang, Shanghai. Please disclose your basis for recognizing the assets given that right certificates have not been obtained. Tell us the accounting literature considered.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19, page 29

37. Please expand your COVID-19 disclosure to provide a more detailed analysis in both quantitative and qualitative terms as to how COVID-19 has affected your results of operations and liquidity. This analysis should address revenue, cost of revenue, operating expenses, cash flows, and any other financial statement category effected. In addition, expand your supplier discussion to disclose in both quantitative and qualitative terms how the supply issues have effected your results of operations and liquidity. Updated your Form 10-K for the fiscal year ended December 31, 2021, accordingly.

General

38. We note your disclosure on page 43, that On March 30, 2022, your company was transferred to the SEC's "Conclusive list of issuers identified under the HFCA." Please revise to prominently disclose this at the forefront of your filing. Disclose the risks and consequences of being added to the list. For example, you should disclose that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding the comments or any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology